

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Zoe Wang
Chief Executive Office
ECMOHO Ltd.
3rd Floor, 1000 Tianyaoqiao Road
Xuhui District, Shanghai, 200030
The People's Republic of China

Re: ECMOHO Ltd.
Registration Statement on Form F-3
Filed June 21, 2021
File No. 333-257200

Dear Ms. Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services